FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated March 29, 2017

TRANSLATION
Autonomous City of Buenos Aires, March 29, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Changes in the Board of Directors and the Senior Management Structure of YPF S.A.

Dear Sirs:

 The purpose of this letter is to report on changes in the composition of the Board of Directors of YPF S.A. and the Senior Management Structure of YPF S.A., in compliance with the requirements of Article 23, Chapter VI of the Merval Listing Rules.

  In this regard, please be advised that the Board of Directors of the Company, at its meeting held on March 29, 2017, considered and decided to accept the resignations, for strictly personal reasons, of Messrs. Enrique Andrés Vaquié and Pedro Martín Kerchner Tomba as Directors and Alternate Directors for the Class D Shares, respectively.

 In addition, in accordance with article 258 of the General Companies Law 19,550 and article 13 of the Bylaws –Vacancies–, the members of the Supervisory Committee for Class D shares designated Messrs. Gabriel Alejandro Fidel and Miguel Lisandro Nieri as Director and Alternate Director, both for Class D shares, respectively, to replace Messrs. Enrique Andrés Vaquié and Pedro Martín Kerchner Tomba. The term of these designations will run until the election of new directors at the next Shareholders' Meeting.

 At the same meeting, the Board of Directors designated Mr. Gustavo Adolfo Chaab as Environment, Security and Health Vice President in place of Mr. Daniel Palomeque, who is retiring from the Company.
 Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 31, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer